September 30, 2005

Via U.S. Mail

G.V. Prasad
Executive Vice Chairman and Chief Executive Officer
Dr. Reddy`s Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India


RE:		Dr. Reddy`s Laboratories Limited
      Form 20-F for fiscal year ended March 31, 2004
      Dr. Reddy`s Laboratories Limited Letter dated June 24, 2005
		File No. 1-15182

Dear Mr. Prasad:

      We have limited our review of your Form 20-F and letter dated
June 24, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note that in the your June 20, 2005, response to our December
28,
2004, comment letter, you state that you do not have any marketing operations for your Active Pharmaceutical Ingredients (API) segment in North Korea and Syria. Please clarify whether you have any type of contacts with either North Korea or Syria. You also responded that your "API segment markets a limited number of products in Iran."
Please describe the products you market in Iran, including their uses. Clarify whether you have any contacts with Iran other than through your API segment, and advise us of the dollar total of revenue related to Iran for all company segments for 2004.

We also note that your 20-F for the fiscal year ended March 31, 2005, states at page 37 that certain of your Formulations have been certified by Sudan`s Ministry of Health. Please identify all contacts you have with Sudan; the products you market in Sudan and their uses; and the dollar total of revenue related to Sudan for all company segments for 2004.

Please discuss the materiality of your operations or contacts with Iran, Syria (if any), North Korea (if any) and/or Sudan, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. We note also that Illinois and New Jersey have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other U.S. states recently have proposed similar legislation.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	James F. Fitzsimmons
		BUDD LARNER
		150 John F. Kennedy Parkway
		Short Hills, NJ 07078-2703


		Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance